FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2019

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪

Net income attributable to the shareholders of Enel Chile reached Ch$ 296,154 million as of December 2019, representing an 18.1% reduction when compared to the previous year[1]. This reduction was due to the Ch$ 280,020 million impairment provision booked as a consequence of the announcement regarding the shutdown of Tarapacá and Bocamina I thermal power plants. This extraordinary loss was partially compensated by the Ch$ 121,118 million extraordinary income resulting from the early termination of three customer supply contracts signed by Enel Generación Chile and Anglo American Sur in 2016.

▪

Excluding this period´s extraordinary effects (the impairment provision and the early termination of 3 contracts), net income attributable to the shareholders of Enel Chile increased 11.9% to Ch$ 404,914 million as of December 2019.

▪

Enel Chile´s generation increased 5.0% reaching 21,041 GWh, mainly due to greater higher thermal dispatch, primarily during the fourth quarter of the year, due to the hydrologic conditions in Chile, and also greater wind and solar electricity generation.

▪	Physical sales of our distribution business grew by 1.9% reaching 17,107 GWh as of December 2019, mainly due to higher sales to residential customers.
▪

Operating revenues increased 12.8% to Ch$ 2,770,834 million as of December 2019, due to greater energy sales related to a higher average sales price when expressed in Chilean pesos, and the extraordinary income generated by the early termination of the contracts mentioned previously.

▪

Procurement and services costs of Enel Chile amounted to Ch$ 1,421,205 million, equivalent to a 10.0% increase, as a consequence of higher energy purchases in the distribution business, greater transportation expenses and other variable procurement and services costs in the generation business.

1 The Company´s consolidated results as of December 2018 consolidate only 9 months of EGP Chile results.

• 1 •

▪

Consequently, the EBITDA of the Company increased 18.2% when compared to year 2018, reaching Ch$ 1,053,492 million. Excluding the extraordinary effect mentioned previously (termination of contracts with Anglo American Sur), the EBITDA of the Company increased 4.6% to Ch$ 932,374 million as of December 2019.

▪

The financial result went from a Ch$ 110,875 million net expense in 2018 to a Ch$ 150,893 million net expense as of December 2019, partly due to financing the reorganization carried out in 2018 (Elqui Project), the consolidation of EGP Chile operations, and the financial effects of Law 21,185 related to the stabilization mechanism applicable to regulated customer tariffs.

▪

This past January 17, 2020, the subsidiary of Enel Chile, Enel X, presented the first Chilean electric vehicle charging network going from Arica to Punta Arenas, through the installation of 1,200 charging stations with over 1,800 connections for electric vehicles will be available to guarantee autonomy and travel non-stop for 5,000 kilometers.

▪

Enel Chile carried out the disconnection and shut down the operations of Central Tarapacá on December 31, 2019. This milestone, initially scheduled for May, 2020, was anticipated due to a formal request from the Company to the authority. Therefore, Central Tarapacá became the first coal-fired power plant in operation to disconnect from the National Electric System under the decarbonization agreement signed by the Government.

• 2 •

SUMMARY BY BUSINESS

Generation

▪

Net electricity generation increased 5.0% when compared to December 2018 (+ 995 GWh) reaching 21,041 GWh mainly due to higher wind (+ 493 GWh), and solar (+ 318 GWh) generation, in addition to higher thermal dispatch (+ 965 GWh) particularly during the fourth quarter of the year. This was partly offset by lower hydroelectric generation (- 816 GWh) due to the hydrologic conditions in Chile.

▪

Operating revenues increased 9.2% reaching Ch$ 1,726,612 million as of December 2019, primarily explained by higher energy sales due to a higher average energy sales price when expressed in Chilean pesos because of a higher exchange rate, along with the extraordinary income from the early termination of the contracts with Anglo American Sur signed in 2016.

▪

Procurement and services costs as of December 2019 reached Ch$ 678,188 million, equivalent to a 4.4% reduction, mainly due to lower energy purchases partially offset by higher transportation costs and other variable procurement and services costs.

▪

As a result of the abovementioned, EBITDA of the generation business increased 22.5% amounting to Ch$ 873,917 million. The operating income amounted Ch$ 395,935 million, which includes the impairment provision booked as a consequence of the shutdown of Bocamina I and Tarapacá thermal power plants for Ch$ 280,020 million.

Physical Data	As of December 31,	As of December 31,
	2019	2018
Total Sales (GWh)	23,513	24,369
Total Generation (GWh)	21,041	20,046

• 3 •

Distribution

▪	Physical sales reached 17,107 GWh as of December 2019, representing a 1.9% increase when compared to 2018, mainly explained by higher sales to residential customers.
▪	The total number of customers grew 2.5% to 1,972,216 as of December 2019, mainly residential and commercial customers, and annual energy losses declined from 5.02% to 4.99%.
▪	Operating revenues increased 11.8% amounting to Ch$ 1,412,872 million as of December 2019, mainly due to a higher average sales price when expressed in Chilean pesos and higher physical energy sales.
▪

Procurement and services costs increased 14.7% reaching Ch$ 1,114,936 million as of December 2019 mainly due to higher energy purchases primarily related to a higher average purchase price when expressed in Chilean pesos.

▪	As a consequence of the abovementioned, EBITDA of the distribution business remained stable when compared to 2018 reaching Ch$ 201,153 million as of December 2019.

Physical Data	As of December 31, 2019	As of December 31, 2018
Total Sales (GWh)	17,107	16,782
Customers	1,962,216	1,924,984

FINANCIAL SUMMARY- ENEL CHILE

▪

Gross debt of the Company decreased US$ 49 million when compared to December 2018 to US$ 3,585 million. This variation is mainly explained by the amortization of the total amount of the bridge loan obtained to fund the Elqui Project and the repayment of a US$ 100 million bank loan of EGP Chile in September 2019. These effects were offset by a bank loan with Enel Finance International (EFI) for US$ 400 million signed in June 2019 and the impact of considering leasing contracts as financial debt according to IFRS 16 amounting to US$ 50 million.

▪	Liquidity available to Enel Chile is composed of the following:

-        Cash and cash equivalents                            US$ 314 million.

-        Undisbursed committed credit lines (*)           US$ 195 million.

(*) includes Enel Chile´s US$50 million undisbursed committed credit line with related party Enel Finance International.

▪	The average cost of Enel Chile’s debt as of December 2019 was 5.2% compared to 5.1% in 2018.
▪	Hedging and protection:

• 4 •

Enel Chile has established policies and procedures to protect its financial statements against the volatility of the exchange rate and the interest rate mitigating the financial risk related to the variations of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt.  Therefore, we have cross currency swap and forward contracts that amount to US$ 691 million and US$ 755 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

• 5 •

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change in Scope of Consolidation:

Corporate Reorganization Project

On August 25, 2017, Enel Chile proposed a corporate reorganization (“the Reorganization”)  to Enel S.p.A that involved integrating the Enel Green Power Latin America Ltda. (“EGPL”) renewable energy assets in Chile into Enel Chile, which controls the conventional electricity generation assets owned by Enel Generacion Chile S.A. (“Enel Generación Chile”) and the electricity distribution assets owned by Enel Distribución Chile S.A.

The proposed Reorganization involved the following stages: (i) Public Tender Offer (“PTO”) for the shares of Enel Generación Chile, (ii) Capital Increase to issue the shares to be exchanged for the shares of Enel Generación Chile and EGPL, and (iii) Merger of EGPL, parent of EGP Chile, and Enel Chile. Each stage of the proposed Reorganization was conditioned to the implementation of the others.

On December 20, 2017, the Extraordinary Shareholders’ Meeting of Enel Chile approved the Reorganization subject to complying with the conditions established for the PTO, Capital Increase, and Merger. The Shareholders’ Meeting also approved the Ch$ 1,891,727,278,668 capital increase of Enel Chile through the issuance of 23,069,844,862 new common shares, all of one same series and without par value, for a price and other terms approved by the Shareholders’ Meeting.

Finally, on March 25, 2018, the amendments to the articles of incorporation of Enel Chile to include the agreements related to the Merger, Capital Increase and changes to the corporate purpose of Enel Chile, among other provisions, were approved. The PTO took place between February 16 and March 22 of 2018, the subscription of preferred shares related to the Capital Increase took place between February 15 and March 16 of 2018 and the Renewable Assets Reorganization (including the Merger) concluded and became effective on April 2, 2018 and led to the increase in Enel Chile’s shareholding in Enel Generacion Chile from 59.98% to 93.55%. The merger of Enel Chile and EGPL from that date on increased Enel S.p.A total shareholding in Enel Chile to 61.93%.

As a consequence of the aforementioned, the results of the Enel Chile Group include the results of the EGP Chile Group since April 2, 2018 and the increased ownership share of Enel Generación Chile from that same date on. For additional information see Note No 6 to the Interim Consolidated Financial Statements of Enel Chile as of December 31, 2019.

• 6 •

Regulatory changes:

Within the framework of the social agenda announced by the Chilean Government, on November 2, 2019, Ministry of Energy Law 21,185 was published in the Official Gazette and creates a temporary electricty price stabilization mechanism for customers subject to regulated tariffs (hereafter “ Tariff Stabilization Law”). This law set the prices for regulated customers from July 1 to December 31, 2020 to be the prices in force during the first semester of 2019 (Decree 20T/2018) and called them the “Regulated Customer Stabilized Price” (“PEC”, in its Spanish acronym). From January 1, 2021 and until the stabilization mechanism concludes, the prices will be those determined by the regular tariff setting process carried out every six months as stated in Article 158 of the Electricity Law, but may not exceed the PEC adjusted by the consumer price index as of January 1, 2021 based on the same date (Adjusted PEC). The billing differences will be booked as an accounts receivable of generation companies and are capped at US$ 1,350 million untill 2023. The balance must be recovered by December 31, 2027.

Also, on December 21, 2019, Law 21,194 (“Distribution Short Law”) was published and reduces the rate of return of distribution companies and refines the tariff setting process of electricity distribution. Through this law, it is eliminated the weigth of two thirds for the VAD study performed by the CNE and the weight of one third for the study performed by the distribution companies, replacing it for a unique study performed by the CNE. Also, it is modified the return rate for the calculation of the annual investment costs, replacing the annual rate of 10%, before taxes, to a rate calculated by the CNE every four years, and it could not be lower than 6% and higher than 8% after taxes, and it will be applied from the new tariff cycle that begins on November 4, 2020. The economic return rate after taxes of the distribution companies, must not be two percentage points higher or three percentage ponits lower than the rate determined by the CNE. Additionally, as of January 2021, the purpose of distribution companies must be only electricity distribution business.

• 7 •

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 129 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and EGP Chile, which combined, have a total 7,303 MW installed capacity as of December 31, 2019. Of this total, 40 are hydroelectric units with 3,548 MW installed capacity, 21 are thermal units that operate using gas, coal or fuel oil and together have an installed capacity of 2,580 MW, 59 are wind generation units with 642 MW installed capacity, 8 are solar generation units with 492 MW installed capacity and 1 generation unit is geothermal with 41 MW installed capacity. Consequently, 65% of our gross installed capacity is renewable energy and 35% is thermal.

The following chart summarizes the physical information of our generation business segment for the period ended December 31, 2019 compared to the same period of 2018:

Enel Chile	Markets in which participates	Energy Sales		Market share
		(GWh)%
		FY 2019	FY 2018	FY 2019	FY 2018
Generation Business in Chile	Sist. Eléctrico Nacional (SEN)	23,513	24,369	32.8%	34.2%
Total		23,513	24,369	32.8%	34.2%

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area, under an indefinite concession agreement, granted by the Chilean Government to transmit and distribute electricity to 33 districts of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda., Luz Andes Ltda. and Empresa de Transmisión Chena S.A.. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended December 31, 2019 compared to the same period of 2018:

• 8 •

	Energy Sales		Energy Losses		Clients		Clients/Employees
Enel Chile	(GWh) (*)		(%)		(thousand)
	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
Distribution Business in Chile (*)	17,107	16,782	4.99	5.02	1,972	1,925	2,654	2,827
Total	17,107	16,782	4.99	5.02	1,972	1,925	2,654	2,827
(*) Final sales to the customers and tolls are included.

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

Enel Chile	Energy sales		Structure and adjustments		Total
	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018

Energy Sales Revenues

Generation:	1,472,562	1,425,943	(382,541)	(390,968)	1,090,021	1,034,975
Regulated customers	961,637	1,030,812	(372,268)	(387,318)	589,369	643,494
Non regulated customers	475,208	357,726	-	-	475,208	357,726
Spot market	35,717	37,405	(10,273)	(3,650)	25,444	33,755

Distribution:	1,318,387	1,170,129	(2,505)	(3,026)	1,315,882	1,167,103
Residential	552,124	455,841	-	-	552,124	455,841
Commercial	450,109	378,093	-	-	450,109	378,093
Industrial	181,596	209,252	-	-	181,596	209,252
Other	134,558	126,943	(2,505)	(3,026)	132,053	123,917
Less: Consolidation adjustments	(385,046)	(393,994)	-	-	-	-

Total Energy sales	2,405,903	2,202,078	(385,046)	(393,994)	2,405,903	2,202,078

Million Chilean pesos variation in Ch$ and %	203,825	9.26%	-	-	203,825	9.26%

• 9 •

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.     Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Chile as of December 31, 2019, reached Ch$ 296,154 million, 18.1% less than the Ch$ 361,710 million booked in 2018.

The following chart compares the figure of each item of the income statement as of December 31, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	FY 2019	FY 2018	Change	% Change

REVENUES	2,770,834	2,457,161	313,673	12.8%
Sales	2,624,576	2,410,360	214,216	8.9%
Other operating revenues	146,258	46,801	99,457	212.5%
PROCUREMENT AND SERVICES	(1,421,205)	(1,292,177)	(129,028)	10.0%
Energy purchases	(835,285)	(747,647)	(87,638)	11.7%
Fuel consumption	(230,944)	(231,028)	84	(0.0%)
Transportation expenses	(196,849)	(166,876)	(29,973)	18.0%
Other variable procurement and service cost	(158,127)	(146,627)	(11,501)	7.8%
CONTRIBUTION MARGIN	1,349,629	1,164,984	184,645	15.9%
Other work performed by entity and capitalized	17,611	16,711	900	5.4%
Employee benefits expense	(129,605)	(123,130)	(6,475)	5.3%
Other fixed operating expenses	(184,143)	(167,210)	(16,933)	10.1%
GROSS OPERATING INCOME (EBITDA)	1,053,492	891,355	162,137	18.2%
Depreciation and amortization	(236,627)	(215,187)	(21,440)	10.0%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(280,763)	(780)	(279,983)	N/A
Reversal of impairment profit (impairment loss) by application of IFRS 9	(10,047)	(4,783)	(5,264)	110.1%
OPERATING INCOME	526,055	670,605	(144,550)	(21.6%)
NET FINANCIAL EXPENSE	(150,893)	(110,875)	(40,018)	36.1%
Financial income	27,399	19,934	7,465	37.5%
Financial costs	(164,898)	(122,184)	(42,714)	35.0%
Gain (Loss) for indexed assets and liabilities	(2,982)	(818)	(2,164)	264.5%
Foreign currency exchange differences, net	(10,412)	(7,807)	(2,605)	33.4%
OTHER NON-OPERATING RESULTS	2,159	6,601	(4,441)	(67.3%)
Net Income from other investments	263	386	(123)	(32.0%)
Net Income from Sale of Assets	1,531	3,025	(1,494)	(49.4%)
Share of profit (loss) of associates accounted for using the equity method	366	3,190	(2,824)	(88.5%)
NET INCOME BEFORE TAXES	377,321	566,331	(189,010)	(33.4%)
Income Tax	(61,228)	(153,483)	92,255	(60.1%)
NET INCOME	316,093	412,848	(96,755)	(23.4%)
Shareholders of the parent company	296,154	361,710	(65,556)	(18.1%)
Non-controlling interest	19,939	51,138	(31,199)	(61.0%)

Earning per share (Ch$ /share)*	4.28	5.66	(1.38)	(24.3%)

(*) As of December 31, 2019 and December 31, 2018 the average number of paid and subscribed shares was 69,166,557,220 and 63,913,359,484, respectively.

The consolidated EBITDA of Enel Chile amounted to Ch$ 1,053,492 million as of December 31, 2019, which represents a 18.2% increase when compared to the Ch$ 891,355 million booked the previous year. This increase is primarily explained by improved operational performance, both in the generation business and the distribution business, in addition to the extraordinary income from the early termination of three energy supply contracts signed by Enel Generación Chile and its customer Anglo American Sur in 2016.

• 10 •

Operating revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended December 31, 2019 and 2018, are presented below:

EBITDA, by business segment
(Figures in Million Ch$)

	FY 2019	FY 2018	Change	% Change

Generation business revenues	1,726,612	1,580,653	145,959	9.2%
Distribution business revenues	1,412,872	1,263,224	149,648	11.8%
Less: consolidation adjustments and other activities	(368,650)	(386,716)	18,066	(4.7%)
Total Enel Chile Consolidated Revenues	2,770,834	2,457,161	313,673	12.8%

Generation business costs	(678,188)	(709,506)	31,318	(4.4%)
Distribution business costs	(1,114,936)	(972,500)	(142,436)	14.7%
Less: consolidation adjustments and other activities	371,919	389,829	(17,910)	(4.6%)
Total Enel Chile Consolidated Procurement and Services Costs	(1,421,205)	(1,292,177)	(129,028)	10.0%

Personnel Expenses	(53,984)	(53,328)	(656)	1.2%
Other expenses by nature	(120,523)	(104,191)	(16,332)	15.7%
Total Generation business	(174,507)	(157,519)	(16,988)	10.8%
Personnel Expenses	(26,105)	(25,931)	(174)	0.7%
Other expenses by nature	(70,678)	(64,179)	(6,499)	10.1%
Total Distribution business	(96,783)	(90,110)	(6,673)	7.4%
Less: consolidation adjustments and other activities	(24,847)	(26,001)	1,153	(4.4%)

EBITDA, by business segment
Generation business EBITDA	873,917	713,628	160,289	22.5%
Distribution business EBITDA	201,153	200,614	539	0.3%
Less: consolidation adjustments and other activities	(21,578)	(22,887)	1,309	(5.7%)
TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,053,492	891,355	162,137	18.2%

GENERATION BUSINESS EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 873,917 million as of December 31, 2019, which represents a Ch$ 160,289 million increase, or 22.5%, when compared to 2018. The main variables that explain this result are described below:

Operating revenues amounted to Ch$ 1,726,612 million as of December 31, 2019, a Ch$ 145,959 million, or 9.2% increase when compared to 2018, mainly due to the following:

•       A Ch$ 46,624 million increase in electricity sales, mainly due to a higher average sales price when expressed in Chilean pesos due to a higher average exchange rate for the period, partially offset by an -855 GWh reduction in physical sales (-2,933 GWh less to regulated customers, -275 GWh lower spot market sales, partially compensated by +2,353 GWh more to non-regulated customers).  This variation includes the revenues from energy sales of EGP Chile that amounted to Ch$ 25,662 million.

• 11 •

•       A Ch$ 105,080 million increase in other operating revenue, mainly due to the Ch$ 121,118 million extraordinary income from the early termination of three energy supply contracts with Anglo American Sur, partly offset by lower revenue from insurance claims for Ch$ 16,456 million related to incidents at Central Tarapacá in 2018.

The abovementioned was partially offset by:

•       A Ch$ 5,909 million reduction in other sales, mainly due to lower gas sales amounting to Ch$ 6,153 million.

Operating costs reached Ch$ 678,188 million as of December 31, 2019, a Ch$ 31,318 million decrease, equivalent to 4.4%, due to the following:

•       A Ch$ 53,070 million decrease in energy purchases, 24.9% less than last year, partly explained by a -1,850 GWh reduction in physical energy purchases (-1,216 GWh less spot market purchases and -634 GWh less contracted energy purchases) that was, to a significant extent, explained by the higher availability of our power plants and lower physical sales. This lower cost includes the positive effect of adding EGP Chile to Enel Chile, which led to a net Ch$ 60,156 million decrease in Enel Chile’s cost of energy purchases as a consequence of the elimination of related party transactions (sales among EGP Chile and Enel Generación Chile).

•       Fuel consumption costs reached Ch$ 230,944 million, an Ch$ 84 million decrease, stable when compared to last year, primarily due to: (i) lower fuel oil consumption for Ch$ 7,820 million significantly related to the lower dispatch of the power plants that operate with fuel oil, and (ii) lower gas consumption cost for Ch$ 6,018 million mainly due to the lower price of gas as a consequence of the higher supply of gas from Argentina. The aforementioned was offset by Ch$ 13,754 million higher coal consumption costs due to higher thermal dispatch as a consequence of the hydrologic conditions in Chile.

The abovementioned was partly offset by:

•       A Ch$ 15,019 million increased in transportation costs, mainly due to higher gas transportation costs for Ch$ 14,727 million and higher regasification costs for Ch$ 743 million related to higher gas fueled electricity generation partially offset by lower toll expenses for Ch$ 474 million.

• 12 •

•       Other procurement and services costs increased Ch$ 6,817 million, mainly due to: (i) higher thermal emissions tax cost for Ch$ 10,480 million; and (ii) greater other various electricity generation supplies amounting to Ch$ 1,661 million (water, chemicals, etc). The aforementioned was partially offset by a Ch$ 5,479 million decrease in costs of sales of gas commercialization.

Personnel costs (net of expenses capitalized as fixed assets) amounted Ch$ 53,984 million as of December 31, 2019 that represents a Ch$ 656 million increase when compared to 2018, and is primarily explained by higher personnel costs of EGP Chile for Ch$ 1,949 million due to the scope of consolidation effect (consolidates 9 months of 2018) and also an increase in the head count in 2019. The aforementioned was partly offset by a Ch$ 1,293 million decrease in the personnel costs of Enel Generación Chile, mainly due to lower head count, amounting to Ch$ 1,682 million, lower employee bonuses granted in collective bargaining processes with unions for Ch$ 2,088 million, and lower severance payments for Ch$ 1,492 million, compensated by higher actuarial benefits for Ch$ 875 million and lower capitalization of personnel costs of the Los Cóndores project for Ch$ 2,776 million.

Other expenses reached Ch$ 120,523 million as of December 31, 2019, a Ch$ 16,332 million increase when compared to 2018, mainly explained by: (i) a Ch$ 8,866 million increase in the costs of repairs and maintenance services; (ii) a Ch$ 2,567 million increase in taxes and fees; (iii) a Ch$ 1,701 million increase in the cost of technical and administrative services; (iv) a Ch$ 1,650 million increase in insurance policy premiums; and (v) an Ch$ 837 million increase in asset retirement expenses due to an incident at our corporate building resulting from the riots during the last few months of 2019. This variation includes the effect of adding the EGP Chile Group to scope of consolidation in April 2018 that amounted to Ch$ 7,154 million.

DISTRIBUTION BUSINESS EBITDA:

The EBITDA of our Distribution Business Segment reached Ch$ 201,153 million as of December 31, 2019, which represents a Ch$ 539 million, or 0.3%, increase when compared to year 2018. The main variables that explain this outcome are described below:

Operating revenues amounted to Ch$ 1,412,872 million, a Ch$ 149,648 million increase, equivalent to 11.8%, when compared to 2018 mainly due to higher energy sales revenue for Ch$ 148,258 million as a result of a higher average sales price when expressed in Chilean Pesos due to the higher exchange rate of the period, also the impact of the implementation of technical standards on tariffs, and higher physical energy sales (+325 GWh).

• 13 •

Operating costs reached Ch$ 1,114,936 million, a Ch$ 142,436 million or a 14.7% increase when compared to 2018, primarily explained by: (i) higher energy purchases for Ch$ 130,178 million, mainly resulting from a higher average energy purchase price and greater physical purchases during the period (+ 397 GWh), and (ii) higher zonal transmission tolls for Ch$ 12,909 million paid to distribution companies and transmission companies. All partially offset by lower other procurement and services cost for Ch$ 651 million.

Personnel costs (net of expenses capitalized as fixed assets) increased Ch$ 174 million when compared to December 2018, primarily explained by Ch$ 1,674 million related to higher head count required to implement the technical standards of the distribution business and Ch$ 555 million due to higher employee performance bonuses, partly offset by greater personnel expenses capitalized in investment projects for Ch$ 2,055 million.

Other expenses increased Ch$ 6,499 million as a consequence of higher operating and maintenance costs, also related to the technical standards of the distribution business, new contracts at customer service offices for Ch$ 3,826 million and higher asset retirement costs for Ch$ 2,673 million, of which Ch$ 1,880 million are related to infrastructure equipment removal and Ch$ 793 million are related to the incidents at Enel Distribución Chile facilities due to the riots during the last few months of 2019.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of December 31, 2019 compared to December 31, 2018.

	12 months ended December 31, 2019			12 months ended December 31, 2018
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Generation business in Chile	873,917	(477,982)	395,935	713,628	(180,008)	533,620
Total Generation business	873,917	(477,982)	395,935	713,628	(180,008)	533,620

Distribution
Distribution business in Chile	201,153	(48,859)	152,294	200,614	(41,355)	159,259
Total Distribution business	201,153	(48,859)	152,294	200,614	(41,355)	159,259
Less: consolidation adjustments and other activities	(21,578)	(596)	(22,174)	(22,887)	613	(22,274)
TOTAL ENEL CHILE CONSOLIDATED	1,053,492	(527,437)	526,055	891,355	(220,750)	670,605

Depreciation, amortization and impairment costs amounted to Ch$ 527,437 million, a Ch$ 306,687 million increase when compared to 2018.  This variation is mainly explained by: (i)  impairment provisions related to the Tarapacá and Bocamina I coal-fired units for Ch$ 197,188 million and Ch$ 82,832 million respectively, as a consequence of the Group´s decarbonization process; (ii) greater depreciation from EGP Chile that amounted to Ch$ 27,030 million; and (iii)  higher fixed asset depreciation of Enel Distribución Chile related to capitalized works amounting to Ch$ 2,252 million; greater amortization of intangible software developments for Ch$ 1,072 million; and a Ch$ 3,476 million increase in impairment provisions mainly related to the increase in the commercial debt.

• 14 •

The above was partially compensated by Ch$ 7,041 million lower depreciation of coal power plants that were impaired during the first semester of 2019.

The following chart presents consolidated non-operating income as of December 31, 2019, and 2018.

• 15 •

NON OPERATING INCOME
12 months ended December 31, 2019 and 2018
(Figures in Million Ch$)

	FY 2019	FY 2018	Change	% Change
Financial Income
Generation business in Chile	15,241	8,727	6,514	74.6%
Distribution business in Chile	22,743	11,166	11,576	103.7%
Other subsidiaries non related with generation and distribution business	17,005	11,346	5,659	49.9%
Less: consolidation adjustments	(27,589)	(11,306)	(16,283)	144.0%
Total Financial Income	27,399	19,934	7,465	37.5%
Financial Costs
Generation business in Chile	(111,220)	(82,879)	(28,341)	34.2%
Distribution business in Chile	(19,061)	(6,724)	(12,337)	183.5%
Other subsidiaries non related with generation and distribution business	(62,206)	(44,361)	(17,845)	40.2%
Less: consolidation adjustments	27,589	11,780	15,809	134.2%
Total Financial Costs	(164,898)	(122,184)	(42,714)	35.0%
Foreign currency exchange differences
Generation business in Chile	(189)	(9,990)	9,801	(98.1%)
Distribution business in Chile	(293)	30	(323)	N/A
Other subsidiaries non related with generation and distribution business	(9,930)	2,153	(12,082)	(561.3%)
Total Foreign currency exchange differences	(10,412)	(7,807)	(2,605)	33.4%
Gain (Loss) for indexed assets and liabilities
Generation business in Chile	(5,157)	(2,480)	(2,677)	107.9%
Distribution business in Chile	1,843	1,617	227	14.0%
Other subsidiaries non related with generation and distribution business	331	46	286	627.7%
Total Gain (Loss) for indexed assets and liabilities	(2,982)	(818)	(2,164)	264.5%
Total ENEL CHILE Net Financial Income	(150,893)	(110,875)	(40,018)	36.1%

Income from other investments
Generation business in Chile	153	410	(257)	(62.8%)
Income from other investments	110	(24)	134	(555.7%)
Total Other Profit (Loss) related to Sale of Assets	262	386	(123)	(32.0%)

Other Profit (Loss)
Generation business in Chile	1,531	3,025	(1,494)	(49.4%)
Total Other Profit (Loss)	1,531	3,025	(1,494)	(49.4%)
Share of profit (loss) of associates accounted for using the equity method
Generation business in Chile	366	3,190	(2,824)	(88.5%)
Total Share of Profit (Loss) of associates accounted for using the equity method	366	3,190	(2,824)	(88.5%)

Total Other Profit (Loss) accounted in Non Operating Income	2,159	6,601	(4,441)	(67.3%)

Net Income Before Taxes	377,321	566,331	(189,010)	(33.4%)
Income Tax
Generation business in Chile	(40,348)	(113,784)	73,436	(64.5%)
Distribution business in Chile	(38,749)	(42,967)	4,219	(9.8%)
Other subsidiaries non related with generation and distribution business	17,869	3,268	14,600	446.8%
Total Income Tax	(61,228)	(153,483)	92,255	(60.1%)
Net Income	316,093	412,848	(96,755)	(23.4%)

Net Income attributable to owners of parent	296,154	361,710	(65,556)	(18.1%)
Net income attributable to non-controlling interest	19,939	51,138	(31,199)	(61.0%)

Net Financial Result

The consolidated net financial income of Enel Chile, as of December 31, 2019, amounted to a Ch$ 150,893 million loss, Ch$ 40,018 million more than the Ch$ 110,875 million loss booked in 2018. This is primarily explained by the following

Financial income increased Ch$ 7,465 million mainly explained by: (i) Ch$ 5,226 million related to the application of the Tariff Stabilization Law; and (ii) Ch$ 5,314 million higher interest income related to regulated customer accounts receivables to be billed after the la publication of the Tariff Stabilization Law. The aforementioned was partially offset by lower income on short-term fixed income investments for Ch$ 2,365 million and lower income related to customer refinancing for Ch$ 238 million.

• 16 •

Financial expenses increased Ch$ 42,714 million, primarily explained by (i) a Ch$ 19,062 million increase in expenses related to the tariff stabilization Law; (ii) higher financial expenses due to the consolidation of the EGP Group since April 2018 amounting to Ch$ 14,894 million; (iii) higher interest on bank loans and bonds amounting to Ch$ 11,877 million  related to the corporate reorganization carried out in 2018 (Elqui Project); and (iv) higher financial expenses due to  factoring operations for Ch$ 1,783 million. The aforementioned was partially compensated by lower financial expenses as a consequence of the renegotiation of the loan of EGP del Sur with EFI for Ch$ 4,902 million.

Income related to indexation decreased Ch$ 2,164 million, primarily due to (i) a greater negative impact of IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the Gas Atacama Group located in Argentina that amounted to Ch$ 1,579 million, (ii), lower income from recoverable taxes for Ch$ 821 million, and (iii) lower income from hedging derivative contracts for Ch$ 462 million. The aforementioned was partially offset by lower losses as a result of indexation of financial liabilities recorded in U.F. for Ch$ 697 million.

Income from exchange rate differences decreased Ch$ 2,605 million, mainly due to greater negative exchange rate differences on: (i) forward contracts for Ch$ 6,385 million; and (ii) cash and cash equivalents for Ch$ 521 million. The aforementioned was partly offset by the positive effects of: (i) trade accounts payables for Ch$ 3,034 million; (ii) trade accounts receivables for Ch$ 1,085 million, which include the Ch$ 3,835 million positive effect of the Tariff Stabilization Law that dollarized the regulated customer accounts receivables whose billing is pending.

Corporate Taxes

Corporate income tax reached Ch$ 61,228 million as of December 31, 2019, a Ch$ 92,255 million reduction when compared to 2018, primarily explained by: (i) Ch$ 75,605 million lower tax expenses due to the impairment loss related to the coal units of Tarapacá and Bocamina I power plants; (ii) the Ch$ 29,269 million positive effect of the absorption of Gasoducto Atacama Argentina by GasAtacama Chile; (iii) a Ch$ 5,131 million lower tax expense in Enel Chile due to the loss from the sale of the shareholding in GasAtacamama Chile to Enel Generación Chile; (iv) a Ch$ 6,299 million lower tax expense related to non-refundable tax credits that were booked as losses in 2018; and v) a Ch$ 8,129 million lower tax expense responding to the lower profit of the Enel Chile Group. The aforementioned was partially offset by the Ch$ 32,702 million effect of the extraordinary income generated by the early termination of three energy supply contracts with Anglo American Sur.

• 17 •

BALANCE SHEET ANALYSIS

ASSETS

Assets			Change	Change
	Dec-19	Dec-18		%
	(Million Ch$)

Current Assets	1,018,213	996,948	21,265	2.1%
Non Current Assets	6,839,775	6,491,072	348,703	5.4%

Total Assets	7,857,988	7,488,020	369,968	4.9%

Total assets of the Company as of December 31, 2019, increased Ch$ 369,969 million, equivalent to 4.9%, when compared to total assets as of December 31, 2018, mainly due to the following:

Current Assets increased Ch$ 21,265 million as of December 31, 2019. The variations in the main categories are presented below:

•       Cash and cash equivalents decreased Ch$ 9,487 million, mainly explained by the following cash disbursements: (i) principal and interest payments on loans for Ch$ 449,753 million; (ii) purchase of property, plant and equipment for Ch$ 300,346 million; (iii) dividend payments for Ch$ 236,479 million; (iv) employee-related payments for Ch$ 130,103 million; (v) income tax payments for Ch$ 82,779 million; (vi) other cash disbursements related to financing activities for Ch$ 33,537 million; (vii) net payments for making or purchasing goods for lease or sale for Ch$ 31,686 million; (viii) purchase of intangible assets amounting to Ch$ 20,732 million; (ix) net payments on forward contract liquidations for Ch$ 4,813 million; (x) payments of financial leasing liabilities for Ch$ 4,498 million; and (xi) the negative effect of exchange rate variations on cash and cash equivalents for Ch$ 1,232 million. The aforementioned effects were partially offset by (i) other operational cash flows for Ch$ 974,977 million, primarily from customer collections net of payments to suppliers; (ii) loans from related companies for Ch$ 283,832 million; (iii) insurance policy collections net of premium payments for Ch$ 13,303 million; (iv) interest payments received for Ch$ 6,034 million; (v) dividends received for Ch$ 6,456 million; and (vi) other cash inflows related to investment activities for Ch$ 1,870 million.

•       Other current financial assets decreased Ch$ 38,993 million, mainly related to hedging derivatives on local bonds for Ch$ 38,076 million.

• 18 •

•       Other current non-financial assets increased Ch$ 12,228 million, mainly due to: (i) an increase in Value Added Tax credit (“IVA” in its Spanish acronym) for Ch$ 8,216 million; and (ii) advance payments on expenses of Enel X Chile projects for Ch$ 4,012 million.

•       Trade accounts receivables and other current accounts receivables increased Ch$ 33,285 million, mainly due to (i) a Ch$ 42,530 million increase in the distribution segment´s trade accounts receivables primarily explained by the billings to final customers related to the tariff decree that are pending, (ii) a Ch$ 6,544 million increase in trade accounts receivables of Enel Green Power Chile; and (iii) a Ch$ 13,421 million increase in trade accounts receivables of Enel X Chile mainly explained by accounts receivables of electric bus leasings and an increase in sales of goods and services. These effects were partially offset by a reduction in trade accounts receivables of Enel Generación Chile for Ch$ 30,247 million as a consequence of the reclassification of certain balances from the short term to the long term related to the Tariff Stabilization Law.

•       Current trade accounts receivables from related parties increased Ch$ 14,011 million, mainly due to greater advance payments of gas purchases from GNL Chile S.A. for Ch$ 16,359 million offset in part by lower gas purchases from Enel Global Trading S.p.A. IT for Ch$ 1,685 million.

•       Inventories decreased Ch$ 17,289 million, mainly due to: (i) a Ch$ 13,516 million reduction in inventories of the generation business, namely lower inventory of coal and other fuels; and (ii) a Ch$ 5,212 million reduction in the level of inventories of Enel X Chile for booking electric bus leasings. The aforementioned is partially offset by a Ch$ 1,439 million increase in the purchase of inventory and materials.

•       An increase in current tax assets for Ch$ 27,509 million mainly due to: (i) the Ch$ 54,989 million increase in monthly employee pension payments; and (ii) a Ch$ 2,199 million increase in employee training related tax credits.  The above is partially compensated by a Ch$ 29,679 million reduction in tax credits of absorbed profit.

Non-Current Assets increased Ch$ 348,704 million to Ch$ 6,839,775 million as of December 2019 when compared to December 31, 2018. The variations in the main categories are presented below:

•       A Ch$ 6,558 million decrease in other non-financial non-current assets, mainly due to the use of the remaining value added tax credit of the EGP Group for Ch$ 9,399 million, offset by the reclassification of spare parts from short term to long term for Ch$ 1,450 million (consumption schedule over one year) and an increase in water rights related assets and other non-financial assets for Ch$ 1,415 million.

• 19 •

•       Trade accounts receivables and other non-current accounts receivables increase Ch$ 253,047 million, mainly related to (i) a Ch$ 103,528 million and Ch$ 86,660 million increase in trade accounts receivables of the distribution and generation segments, respectively, primarily explained by the tariff decree billings to final customers that are pending, the reclassification of accounts receivables from the short term to the long term as a consequence of the publication of the Tariff Stabilization Law; and (ii) higher leasing receivables booked for Ch$ 62,222 million primarily of Enel X Chile.

•       Non-current trade accounts receivables from related parties increase Ch$ 34,407 million, mainly due to greater advance payments to GNL Chile S.A. for gas purchases.

•       Intangible assets other than goodwill increase Ch$ 16,906 million, mainly explained by (i) new investments in software for Ch$ 16,095 million, and (ii) the purchase of concessions, licenses, and other intangible assets for Ch$ 811 million.

•       Property, plant and equipment increase by Ch$ 51,672 million, mainly due to (i) a Ch$ 219,682 million increase in ongoing projects, mainly in the generation business segment, (ii) a Ch$ 74,294 million increase in buildings, network infrastructure and other facilities; and (iii) an increase in usage rights as a consequence of the implementation of IFRS 16 “Leasing” that amounted to Ch$ 38,189 million. These effects were partially offset by asset impairment losses of coal generation units of Central Tarapacá and Bocamina I for Ch$ 197,189 million and Ch$ 82,832 million, respectively, responding to the Group´s decarbonization process.

LIABILITIES

Liabilities and Equity			Change	Change
	Dec-19	Dec-18		%
	(Million Ch$)

Current Liabilities	1,041,300	1,217,464	(176,164)	(14.5%)
Non Current Liabilities	3,069,404	2,596,392	473,012	18.2%
Total Equity	3,747,284	3,674,164	73,120	2.0%
attributable to owners of parent company	3,484,698	3,421,229	63,469	1.9%
attributable to non-controlling interest	262,586	252,935	9,651	3.8%

Total Liabilities and Equity	7,857,988	7,488,020	369,968	4.9%

• 20 •

Total Liabilities of the Company as of December 31, 2019, including Equity, increased Ch$ 369,968 million when compared to total liabilities as of December 31, 2018, mainly due to the following:

Current Liabilities decreased Ch$ 176,164 million. The variations in the main categories are presented below:

•       Other current financial liabilities decreased Ch$ 196,009 million, mainly (i) bank loan principal amortization payments for Ch$ 164,858 million (bridge loan to finance PTO), and (ii) a reduction in hedging derivative liabilities and other derivatives for Ch$ 31,151 million.

•       Trade accounts payable and other current accounts payable increased Ch$ 44,977 million, mainly (i) higher energy purchases and fuel accounts payable for Ch$ 38,422 million (ii) higher accounts payable to suppliers of goods, services and fixed assets for Ch$ 12,944 million; and (iii) an increase in other accounts payable for Ch$ 5,786 million. The above mentioned was partially offset by (i) lower dividends payable for Ch$ 10,477 million, and (ii) lower tax accounts payable, other than income tax, for Ch$ 1,698 million.

•       Other non-financial current liabilities decreased Ch$ 25,801 million, primarily a reduction in value added tax (I.V.A. in its Spanish acronym) debits as a consequence of greater tax credits.

Non-Current Liabilities increased Ch$ 473,012 million as of December 31, 2019, which is explained by the following:

•       Other non-current financial liabilities increased Ch$ 34,336 million, mainly due to: (i) a Ch$ 35,255 million increase in financial liabilities due to the application of IFRS 16 “Leasing”; and (ii) an increase in hedging derivative and other derivative liabilities for Ch$ 22,543 million. The aforementioned was offset by less bank debt for Ch$ 23,462 million primarily as a consequence of the reclassification of other current financial assets.

•       Other Non-current accounts payable increased Ch$ 53,666 million mainly explained by an increase in accounts payable for energy purchases related to the impact of the Tariff Stabilization Law on the electricity distribution business segment.

•       Non-current accounts payable to related parties increased Ch$ 337,180 million mainly explained by Enel Chile´s new loan provided by EFI (US$ 400 million), with a year end 2019 balance amounting to Ch$ 297,534 million, and a Ch$ 37,148 million increase in EGP Chile Group´s accounts payable to EFI, mainly due to the impact of the exchange rate on commitments from previous years.

• 21 •

•       Other non-current provisions increased Ch$ 65,989 million mainly explained by a Ch$ 68,247 million increase in dismantling costs related to the programmed shutdown of coal fueled generation units of Tarapacá and Bocamina I power plants.  The above was partially offset by a reduction in legal claim provisions for Ch$ 2,259 million.

•       A reduction in deferred tax liabilities for Ch$ 28,795 million, due to the Ch$ 32,195 million increase in assets from deferred tax provisions mainly related to the higher impairment loss provisions for asset dismantling that was partially compensated by a Ch$ 3,174 million increase in other deferred tax liabilities.

•       An increase in non-current employee benefit provisions for Ch$ 9,561 million mainly due to a Ch$ 8,858 million increase in severance provisions and other provisions, such as, complementary pensions and health plans amounting to Ch$ 703 million.

Total Equity amounted to Ch$ 3,747,284 million as of December 31, 2019

Equity attributable to owners of Enel Chile amounted to Ch$ 3,484,698 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,008,104 million, and Other reserves for Ch$ -2,405,509 million.

Retained earmings increased Ch$ 93,306 million in 2019 mainly due the period´s earnings for Ch$ 296,154 million. The above is partially offset by dividends of the period amounting to Ch$ 197,359 million and other deductions amounting to Ch$ 5,489 million.

Other reserves decreased Ch$ 29,837 million mainly due to lower cash flow hedge reserves for Ch$ 99,136 million, partially compensated by higher conversion reserves for Ch$ 64,462 million and other reserves for Ch$ 4,840 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 262,586 million, which considers an initial Ch$ 252,935 million starting balance, plus the transactions booked throughout the year up to December 31, 2019, related to net income of the period for Ch$ 19,940 million, higher other comprehensive income for Ch$ 5,310 million, and other increments for Ch$ 979 million. The aforementioned was partially offset by a Ch$ 16,578 million reduction in dividends

• 22 •

The performance of main financial ratios is the following:

RATIO		Unit	Dec-19	Dec-18	Change	Change (%)

Liquidity	Liquidity (1)	Times	0.98	0.82	0.16	19.5%
	Acid-test (2)	Times	0.94	0.77	0.17	22.1%
	Working capital	MMCh$	(23,087)	(220,516)	197,429	(89.5%)
Leverage	Leverage (3)	Times	1.10	1.04	0.06	5.8%
	Short-term debt (4)%		25.3%	31.9%	(6.6%)	(20.7%)
	Long-term debt (5)%		74.7%	68.1%	6.6%	9.7%
	Financial expenses coverage (6)	Times	5.91	6.81	(0.90)	(13.2%)
Profitability	Op. income / Op. Revenues	%	19.0%	27.3%	(8.3%)	(30.5%)
	ROE (7)%		8.6%	14.5%	(5.9%)	(40.9%)
	ROA (8)%		4.1%	8.8%	(4.7%)	(53.2%)
(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

The current ratio, as of December 31, 2019, reached 0.98 times, which represents a 19.5% increase when compared to December 31, 2018.  This increase is mainly due to the reduction of short-term financial liabilities.

The acid test, as of December 31, 2019, was 0.94 times, which represents a 22.1% increase when compared to December 31, 2018, which is also mainly due to the reduction of short-term financial liabilities.

Working capital, as of December 31, 2019, amounted to a negative Ch$ 23,087 million, which represents a Ch$ 197,429 million positive variation when compared to December 2018, also mainly due to the reduction of short-term financial liabilities.

The debt ratio was 1.10 times, which means that the level of commitment of Enel Chile equity was 1.10 times for the twelve-month period ended December 31, 2019.

The financial expenses coverage ratio for the period ended December 31, 2019, was 5.91 times, which represents the ability to cover all financial expenses with the EBITDA obtained during 2019 period. Excluding the impact of the early termination of the Anglo American Sur contract, the financial expense coverage ratio would have reached 5.23 times.

• 23 •

The profitability index, calculated by dividing operating income by operating revenues, reached 19% as of December 31, 2019, 30.5% less when compared to 2018, to due to lower operating income this period when compared to last year. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, this index would have increased 25.9%.

Return on equity of the owners of the controlling shareholder was 8.6% for the year ended December 31, 2019. If the impact of the early termination of the Anglo American Sur contracts, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on equity would have reached 11.5%.

Return on assets was 4.1% for the twelve-month period ended December 31, 2019. If the impact of the early termination of the Anglo American Sur contract, and the impairment loss related to Central Tarapacá and Bocamina I were excluded, return on assets would have reached 5.6%.

• 24 •

MAIN CASH FLOWS

The net cash flow of Enel Group Chile reached a negative Ch$ 8,256 million as of December 31, 2019, which represents a Ch$ 171,201 million increase when compared to 2018. The main factors that explain this decreasing in cash flow, classified as either operating, investing, or financing activities, compared to December 2018, are presented below:

Net Cash Flow			Change	Change
	Dec-19	Dec-18		%
	(Million Ch$)

From Operating Activities	743,712	735,526	8,186	1.1%
From Investing Activities	(311,532)	(1,881,560)	1,570,028	(83.4%)
From Financing Activities	(440,436)	966,577	(1,407,013)	(145.6%)

Total Net Cash Flow	(8,256)	(179,457)	171,201	95.4%

Net cash flow from operating activities amounted to a Ch$ 743,712 million for the year ended December 31, 2019, which represents a 1.1% increase when compared to December 2018. These cash flows come primarily from: (i) sales and other revenue amounting to Ch$ 3,053,367 million; (ii) insurance policy premiums and services, annuities and other insurance benefits for Ch$ 30,131 million; (iii) cash from leasings and asset sales for Ch$ 7,939 million; and (iv) other operational billings for Ch$ 930 million. These results were all partially offset by cash outflows related to (i) supplier payments for Ch$ 1,923,706 million, (ii) other payments related to operational activities for Ch$ 154,500 million, (iii) employee payments for Ch$ 130,103 million, (iv) income tax payments for Ch$ 82,779 million; (v) payments for making or acquiring assets for lease and sale for Ch$ 39,625 million, (vi) insurance premium payments and other payments related to insurance policies for Ch$ 16,829 million and (vii) other cash outflows for Ch$ 1,114 million.

Net cash flow used in investing activities amounted to Ch$ 311,532 million for the year ended December 31, 2019, which represents a Ch$ 1,570,028 million reduction in cash outflows when compared to December 2018.  These cash flows are mainly comprised of (i) cash outflows for Ch$ 300.346 million to purchase property, plant and equipment, (ii) net cash payments of futures, options and swaps for Ch$ 4,813 million, and (iii) Ch$ 20,732 million to purchase intangible assets. These cash outflows were partially compensated by (i) interest payments received amounting to Ch$ 6,034 million, and (ii) dividends payments received for Ch$ 6,456 million; and (iii) other cash inflows for Ch$ 1,869 million.

The Ch$ 1,570,028 million positive variation in the Company´s investment cash flow, when compared to 2018, is primarily explained by the PTO for Enel Generacion Chile carried out during the first semester of 2018, which required the disbursement of Ch$ 1,624,327 million.

• 25 •

Net cash flow of financing activities amounted to Ch$ 440,436 million for the year ended December 31, 2019, which represents a Ch$ 1,407,013 million negative variation when compared to December 2018. The main cash flows are (i) loan payments for Ch$ 315,323 million, (ii) dividend payments for Ch$ 236,479 million (iii) interest payments for Ch$ 134,430 million, (iv) financial leasing liability payments for Ch$ 4,498 million, and (v) other cash outflows for Ch$ 33,537 million. The aforementioned was partially offset by loans from related companies for Ch$ 283,832 million explained by new loans granted by  to Enel Chile and EGP Chile amounting to Ch$ 283,714 million and Ch$ 117 million, respectively.

The Ch$ 1,407,013 million negative variation in the Company´s financial cash flow, when compared to last year, is primarily due to the funding obtained during the first semester of 2018, was obtained by bonds and bank loans amounting to a total Ch$ 1,565,783 million, to finance the PTO for Enel Generacion Chile.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the years period ended December 31, 2019 and 2018.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
12 months ended December 31, 2019 and 2018
(Million Ch$)

ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Dec-19	Dec-18	Dec-19	Dec-18
Generation business in Chile	229,024	242,358	196,623	179,902
Distribution business in Chile	69,503	56,070	38,387	34,414
Other entities (business different to generation and distribution)	1,819	2,111	1,617	871
Total Consolidated ENEL CHILE Group	300,346	300,539	236,627	215,187

The most relevant cash outflows originate in the generation business and correspond to power plant investments and major maintenance that amounted to Ch$ 229,024 million as of December 31, 2019. In the distribution business, cash disbursements amounted to Ch$ 69,503 million and are basically investments in network operational optimization to increase the level of efficiency and service quality.

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

• 26 •

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪  Public authorities will approve such environmental impact studies;

▪  Public opposition will not lead to delays or modifications to any proposed project;

▪  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

• 27 •

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•       Comply with good corporate governance standards.

•       Strictly comply with all of the Group’s regulatory systems.

•       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

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The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	December 31, 2019 (2)	December 31, 2018

Fixed Interest Rate	98%	71%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

2 On September 30, 2019, EGP del Sur and EFI again agreed to modify the Credit Agreement, in the following terms: (i) modify the interest rate, from variable to fixed, establishing it at 2.82% per annum, payment of semiannual interest; and (ii) modify the semiannual amortization schedule, beginning June 30, 2024, maintaining the voluntary prepayment with prepayment penalty (modifying the definition of prepayment penalty); and maintaining maturity on December 31, 2027. The balance of the debt as of December 31, 2019 amounts to US$ 644 million equivalent to Th$ 482,466,643 (US$ 644 million as of December 31, 2018 and 2017 equivalent to Th$ 447,431,880 and Th$ 395,899,000, respectively). This credit is bullet nature and is guaranteed by Enel Chile S.A.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

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The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and 4.79 TBtu of Henry Hub gas to be settled in 2020.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, for 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019 (amounts consider net position covered).

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

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The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 21 and 23 of the Financial Statements of Enel Chile as of December 31, 2019.

As of December 31, 2019, the liquidity of Enel Chile Group was Ch$ 235,685 million in cash and cash equivalents and Ch$ 146,269 million in committed long-term credit lines. As of December 31, 2018, the liquidity of the Enel Chile Group was Ch$ 245,172 million in cash and cash equivalents and Ch$ 416,862 million in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

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Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-        Financial Debt

-        Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-        The US$ Libor rate of interest.

-        The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 237,095 million.

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This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

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Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of December 31, 2019.

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Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: February 25, 2020